Exhibit 8.01

Subsidiaries of VTEX

Entity Name	Jurisdiction of Incorporation
El Education S.A.P.I de C.V.	Mexico
Loja Integrada Tecnologia para Software S.A.	Brazil
Peru Tecnologia para E-commerce S.A.C.	Peru
VTEX Mexico Soluciones en Ecommerce S. de R.L. de C.V.	Mexico
VT Comércio Digital S.A*.	Brazil
VTEX Brasil Tecnologia para E-commerce LTDA	Brazil
VTEX Colombia Tecnologia para Ecommerce S.A.S	Colombia
VTEX Commerce Cloud Solutions LLC	United States
VTEX Ecommerce Platform Limited—Sede Secondaria†	Italy
VTEX Ecommerce Platform Limited—Sucursal em Portugal†	Portugal
VTEX Ecommerce Platform Limited London Sucursala Bucuresti†	Romania
VTEX Ecommerce Platform Limited	England
VTEX Informática S.A	Argentina
VTEX Day Eventos LTDA	Brazil
VTEX Chile SpA	Chile
VTEX Platform España, S.L	Spain

*	VT Comercio is a joint venture established in July, 2019 between the VTEX Group and TOTVS.
†	Branch